Filed Pursuant to Rule 433

Registration Statement No. 333-228295

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated February 19, 2019 and Prospectus dated November 9, 2018)

February 19, 2019

US$1,250,000,000 3.300% Notes due February 26, 2024

US$500,000,000 Floating Rate Notes due February 26, 2024

US$1,250,000,000 3.300% Notes due February 26, 2024

Issuer:	Westpac Banking Corporation

Principal Amount:	US$1,250,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa3/AA- (Moody’s/S&P)*

Legal Format:	SEC Registered Global Notes

Trade Date:	February 19, 2019

Settlement Date:	February 26, 2019 (T+5)

Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	February 26, 2024

Interest Rate:	3.300%

Price to Public:	99.963%

Benchmark Treasury:	UST 2.500% due 01/31/24

Benchmark Treasury Price and Yield:	100-06¼ / 2.458%

Re-offer Spread to Benchmark Treasury:	plus 85 basis points

Re-offer Yield:	3.308%

Fees:	25 basis points

All-in Price:	99.713%

Interest Payment Dates:	Payable semi-annually in arrears on February 26 and August 26 of each year, commencing August 26, 2019 subject to Business Day Convention

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$1,246,412,500

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal, premium and interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214EC3

ISIN:	US961214EC31

Joint Active Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Westpac Banking Corporation

Co-Managers:	BMO Capital Markets Corp.
CIBC World Markets Corp.
ICBC Standard Bank Plc
Scotia Capital (USA) Inc.

US$500,000,000 Floating Rate Notes due February 26, 2024

Issuer:	Westpac Banking Corporation

Principal Amount:	US$500,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa3/AA- (Moody’s/S&P)*

Legal Format:	SEC Registered Global Notes

Trade Date:	February 19, 2019

Settlement Date:	February 26, 2019 (T+5)

Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	February 26, 2024

Price to Public:	100.000%

Interest Rate:	Floating Rate

Reference Benchmark:	U.S. Dollar three-month LIBOR

Spread to Benchmark:	plus 77 basis points

Fees:	25 basis points

All-in Price:	99.750%

Interest Payment Dates:	Payable quarterly in arrears on February 26, May 26, August 26 and November 26 of each year, commencing May 26, 2019, subject to Business Day Convention

Interest Reset Dates:	Quarterly on February 26, May 26, August 26, and November 26 of each year, commencing May 26, 2019

Initial Interest Rate:	U.S. Dollar three-month LIBOR, determined as of two London business days prior to the Settlement Date, plus 77 basis points

Day Count Convention:	Actual/360

Net Proceeds:	US$498,750,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close.

Business Day Convention:

If any interest payment date would fall on a day that is not a Business Day, other than the interest payment date that is also the date of maturity for the notes, that interest payment date will be postponed to the following day that is a Business Day, except that if such next Business Day is in a different month, then that interest payment date will be the immediately preceding day that is a Business Day.

If the date of maturity is not a Business Day, payment of principal and interest will be made on the following day that is a Business Day and no interest will accrue for the period from and after such date of maturity.

Interest Periods:

Except as described below for the first interest period, on each interest payment date, interest will be paid or duly provided for the period commencing on and including the immediately preceding interest payment date and ending on and including the day preceding the next interest payment date. We refer to this period as an “interest period.” The first interest period will begin on and include February 26, 2019 and will end on and include the day preceding the first interest payment date.

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214EB5

ISIN:	US961214EB57

Joint Active Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Westpac Banking Corporation

Co-Managers:	BMO Capital Markets Corp.CIBC World Markets Corp.
ICBC Standard Bank Plc
Scotia Capital (USA) Inc.

Addition to page S-32 of the Preliminary Prospectus Supplement dated February 19, 2019:

In addition to the selling restrictions beginning on page S-29 in the preliminary prospectus supplement dated February 19, 2019, the following selling restrictions also apply to the notes:

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, each underwriter has represented and agreed that, save as set out below, it has not offered or sold, and will not offer or sell, any notes in the Republic of Italy in an offer to the public and that sales of the notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Accordingly, each of the underwriters has represented and agreed that it will not offer, sell or deliver any notes or distribute copies of this Prospectus Supplement and any other document relating to the notes in the Republic of Italy except:

(1) to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 34-ter, paragraph 1, let. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(2) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any such offer, sale or delivery of the notes or distribution of copies of this prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, Decree No. 58, CONSOB Regulation No. 20307 of 15 February 2018, as amended and any other applicable laws and regulations;

(b) in compliance with Article 129 of Legislative Decree No. 385 of 1 September 1993, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016); and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Provisions relating to the secondary market in the Republic of Italy

Investors should also note that, in any subsequent distribution of the notes in the Republic of Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, where the notes are placed solely with “qualified investors” and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and, in addition, to claim damages from any authorised person at whose premises the notes were purchased, unless an exemption provided for under Decree No. 58 applies.

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated February 19, 2019 and Prospectus dated November 9, 2018)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Westpac Banking Corporation at 1-212-389-1269.